UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

           NATIONSHEALTH, INC.
(Name of Issuer)

Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)

           63860C100
(CUSIP Number)

Patricia Perez, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
          (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     February 28, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 22 Pages

CUSIP No. 63860C100	Page 2 of 22 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MHR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) [X] (b)

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 2,728,751 Shared Voting Power 19,633,262[1] Sole Dispositive Power 3,627,727 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,627,727[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13	Percent of Class Represented by Amount in Row (11) 13.07%[2]

14	Type of Reporting Person (See Instructions) PN

1	Includes 13,610,264 shares of common stock (the “RGGPLS Shares”) beneficially owned by RGGPLS Holding, Inc. (“RGGPLS”) and 5,124,022 shares of common stock (the “GRH Shares”) beneficially owned by GRH Holdings, L.L.C. (“GRH”) due to the rights granted to and from RGGPLS and GRH pursuant to Stockholders Agreement described in Item 4.

2	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 22,362,013 and the percent of class represented in Row (11) would be 80.57%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No. 63860C100	Page 3 of 22 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) [X] (b)

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 364,463 Shared Voting Power 18,854,357[1] Sole Dispositive Power 484,534 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 484,534[3]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13	Percent of Class Represented by Amount in Row (11) 1.84%[3]

14	Type of Reporting Person (See Instructions) PN

3	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 19,218,820 and the percent of class represented in Row (11) would be 72.84%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No. 63860C100	Page 4 of 22 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) [X] (b)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 3,093,214 Shared Voting Power 19,753,333[1] Sole Dispositive Power 4,112,261 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,112,261[4]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13	Percent of Class Represented by Amount in Row (11) 14.70%[4]

14	Type of Reporting Person (See Instructions) OO

4	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 22,846,547 and the percent of class represented in Row (11) would be 81.69%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No. 63860C100	Page 5 of 22 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) [X] (b)

3	SEC Use Only

4	Source of Funds (See Instructions) Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 1,478,872 Shared Voting Power 19,500,953[1] Sole Dispositive Power 2,245,539 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,245,539[5]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13	Percent of Class Represented by Amount in Row (11) 8.20%[5]

14	Type of Reporting Person (See Instructions) OO

5	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 20,979,825 and the percent of class represented in Row (11) would be 76.57%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No. 63860C100	Page 6 of 22 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions) [ ] (a) [X] (b)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 4,746,186 Shared Voting Power 20,520,000[1] Sole Dispositive Power 6,531,900 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,531,900[6]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13	Percent of Class Represented by Amount in Row (11) 22.38%[6]

14	Type of Reporting Person (See Instructions) IN; HC

6	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 25,266,186 and the percent of class represented in Row (11) would be 86.55%, if the RGGPLS Shares and GRH Shares were included.

Page 7 of 22 Pages

           This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004 (collectively, the “Earlier 13D/G Filings”). This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares.

Item 1. Security and Interest

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is 13650 N.W. 8th Street, Suite 109, Sunrise, Florida 33325.

Item 2. Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	MHR Capital Partners LP ("Capital Partners");

(ii)	MHR Capital Partners (100) LP ("Capital Partners (100)");

(iii)	MHR Advisors LLC ("Advisors");

(iv)	OTQ LLC ("OTQ"); and

(v)	Mark H. Rachesky, M.D. ("Dr. Rachesky").

           This Statement relates to the Shares held for the accounts of Capital Partners, Capital Partners (100) and OTQ and certain trusts, retirement and charitable foundation accounts (the “Personal Accounts”) established by Dr. Rachesky. Dr. Rachesky exercises voting and/or investment control over the portfolio securities of such Personal Accounts and, in such capacity, may be deemed to beneficially own the Shares and other securities held for the accounts of the Personal Accounts.

           The Reporting Persons:

           Capital Partners is a Delaware limited partnership. The principal business of Capital Partners is investment in securities.

           Capital Partners (100) is a Delaware limited partnership. The principal business of Capital Partners (100) is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of Capital Partners and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Capital Partners and Capital Partners (100). Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Page 8 of 22 Pages

           OTQ is a Delaware limited liability company. The principal business of OTQ is investment in securities. Current information concerning the identity and background of the directors and officers of OTQ is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           Dr. Rachesky, is the managing member of Advisors and OTQ. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

           Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           On February 28, 2005, Capital Partners, Capital Partners (100) and OTQ entered into an Investment Unit Purchase Agreement (the “Purchase Agreement”) with the Issuer and its subsidiaries pursuant to which Capital Partners expended $7.55 million of its working capital, Capital Partners (100) expended $1.01 million of its working capital and OTQ expended $6.44 million of its working capital and the Issuer sold to (i) Capital Partners 7,551 units (each, a “Unit”) with each such Unit consisting of $1,000 in principal amount of 7 3/4% convertible senior secured notes due on February 28, 2012 (the “Notes”) and 119.048 Shares, (ii) Capital Partners (100) 1,009 Units and (iii) OTQ 6,440 Units, each at a price per Unit of $1,000. The terms of the Purchase Agreement and the Notes are filed as Exhibits hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction

           All of the Shares reported herein as having been acquired for the accounts of Capital Partners, Capital Partners (100), OTQ, and Personal Accounts were acquired or disposed of for investment purposes. Other than as set forth below in this Item 4, neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Page 9 of 22 Pages

           Purchase Agreement

           Capital Partners, Capital Partners (100) and OTQ acquired the Units, pursuant to the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and covenants on the part of the Issuer and its subsidiaries and Capital Partners, Capital Partners (100) and OTQ. In addition, the Purchase Agreement contains customary indemnification by the Issuer in favor of Capital Partners, Capital Partners (100) and OTQ for breaches by the Issuer of the representations, warranties and covenants. The foregoing is a summary description of the material terms of the Purchase Agreement and is qualified in its entirety by reference to the terms of the Purchase Agreement, which is filed as an Exhibit hereto and is incorporated herein by reference

           The Notes

           The Notes received by each of Capital Partners, Capital Partners (100) and OTQ pursuant to the Purchase Agreement are in an aggregate principal amount of $15.0 million. The Notes bear interest at a rate of 7 3/4% per annum payable monthly, are senior subordinated obligations of the Issuer secured by a second lien on substantially all of the assets of the Issuer and its subsidiaries and have a final maturity date of February 28, 2012 (the “Maturity Date”). The security interest and repayment obligations on the Notes have been subordinated to the security interest held by, and payment obligations owed to, CapitalSource Finance LLC, (“CapitalSource”), as set forth in a Senior Subordination Agreement (the “Subordination Agreement”) by and among Capital Partners, Capital Partners (100), OTQ, CapitalSource, RGGPLS and the Issuers. In addition, the Notes will accelerate to maturity upon the occurrence of a default on the Notes by the Issuers, subject to the terms of the Subordination Agreement.

           Prior to the Maturity Date, the Notes may be redeemed by the Issuer, at its option, in certain circumstances, for, at the discretion of the holder of the Notes, either (i) payment of the principal plus any accrued and unpaid interest of the Notes being redeemed (the “Par Redemption Price”) plus the issuance of warrants to purchase such number of Shares into which the then-outstanding principal amount of Notes being redeemed from such holder would be convertible immediately prior to such redemption, which warrants will have an exercise price per warrant equal to the conversion price of the Notes immediately prior to the issuance of the warrant and expire on February 28, 2012 (the “Redemption Warrants”) or (ii) payment of an amount equal to 110% of the then-outstanding principal amount of Notes being redeemed plus any accrued and unpaid interest thereon (the “Premium Redemption Price”). In the event of a change of control of the Issuer may be redeem the Notes for payment of the Premium Redemption Price, or, if the Issuer does not act, the holders of Notes may choose to either cause the Issuer to redeem the Notes for payment of the Premium Redemption Price or require the surviving entity assume the obligations under the Notes. In addition, on February 28, 2010, and from time to time thereafter, the Issuer is required to redeem a portion of the Notes, as more fully described in the Notes, at the Par Redemption Price.

Page 10 of 22 Pages

           In the event that a redemption occurs in which the holders of Notes receive Redemption Warrants, the holders have the right for 30 days following such redemption to require the Issuer to purchase up to $5.0 million of Shares from the holders in the aggregate (the “Tax Put Right”). In addition, if, after exercising the Tax Put Right to the maximum extent set forth in the prior sentence, the cash consideration received by the holders in such redemption and the exercise of the Tax Put Right are less than the income taxes relating to such redemption, the receipt of the Redemption Warrants and the exercise of the Tax Put Right, the holders of Notes can require the Issuer to file and cause to be declared effective a registration statement with respect to Shares owned by such holders or, if such registration statement is not filed or declared effective, such holders have the right to cause the Issuer to purchase up to $2.5 million more Shares from the holders of Notes in the aggregate. In the event that the Issuer redeems the warrants to acquire Shares issued by the Issuer on August 25, 2003 (the “Millstream Warrants”) and that at least 75% of the Millstream Warrants are exercised for cash, the holders of the Notes have the right to require the Issuer to repurchase that number of Shares, in the aggregate, that would be receivable by such holders upon conversion of $5.0 million in principal amount of Notes at a price per Share equal to the greater of the market price per Share at such time and $8.50; provided that such amount not exceed 25% of the cash received by the Issuer from the redemption of the Millstream Warrants.

           The Notes are convertible at the option of the holder of the Notes into such number of Shares determined by dividing the principal amount plus accrued and unpaid interest of the Notes being converted by a conversion price of $6.56, subject to adjustment as set forth in the Notes, with a minimum conversion price of $3.40, subject to adjustment as set forth in the Notes. The Notes are currently exercisable for an aggregate 2,286,586 Shares.

           The foregoing is a summary description of the Notes and the Subordination Agreement and is qualified in its entirety by reference to the terms of the Notes and the Subordination Agreement, which are filed as Exhibits hereto and are incorporated herein by reference.

           Stockholders Agreement

           In connection with the Purchase Agreement, the Issuer, Capital Partners, Capital Partners (100), OTQ, RGGPLS and GRH executed a stockholders agreement (the “Stockholders Agreement”). The following is a summary description of the material terms of the Stockholders Agreement and is qualified in its entirety by reference to the terms of the Stockholders Agreement, which is filed as an Exhibit hereto and is incorporated herein by reference:

           Shares Covered by Stockholders Agreement

           The Shares subject to the Stockholders Agreement (the “Covered Shares”) are up to an aggregate of 1,785,714 Shares held by Capital Partners, Capital Partners (100) and OTQ and, in certain cases, their affiliates (“MHR Affiliates”).

Page 11 of 22 Pages

           Agreement to Vote

           At all stockholders meetings held by, or action by written consent of, the Issuer, Capital Partners, Capital Partners (100), OTQ and any MHR Affiliates will vote the Covered Shares:

           in favor of:

           •        all of the RGGPLS nominees if directors are to be elected at the stockholders meeting;

           •        any matter submitted for approval by RGGPLS; and/or

           •        any other matter as directed by RGGPLS; and

           against:

           •        the election of any person or persons nominated in opposition to the RGGPLS nominees (if directors are to be elected at the stockholders meeting);

           •        any matter brought before the stockholders meeting to be acted upon by the stockholders of the Issuer that is in opposition to matter submitted for approval by RGGPLS; and/or

           •        any other matter as directed by RGGPLS.

           Irrevocable Proxy

           Capital Partners, Capital Partners (100), OTQ and any MHR Affiliates have irrevocably appointed RGGPLS as their proxy and attorney-in-fact with respect to the Covered Shares. The proxy will have full power of substitution to vote and act in the event that Capital Partners, Capital Partners (100), OTQ or any MHR Affiliates fail at any time to vote or act by written consent with respect to any of the Covered Shares.

           Board of Directors

           For so long as Capital Partners, Capital Partners (100), OTQ or the MHR Affiliates own at least $5.0 million in principal amount of Notes or 1.0 million Shares, upon the request of Advisors, the Company, RGGPLS and GRH will take all action necessary and vote all Shares owned by such entity to cause the nomination and election of one person nominated by Advisors as a director (the “MHR Director”) on the Issuer’s Board of Directors and provide that Advisors shall have the right to designate one person to be a non-voting observer at all meetings of the Issuer’s Board of Directors; provided, however, at the sole discretion of Advisors, Advisors may choose not to designate an MHR Director in which case it shall be entitled to two observers.

Page 12 of 22 Pages

           Registration Rights Agreement

           In connection with the Purchase Agreement, the Issuer, Capital Partners, Capital Partners (100) and OTQ executed a registration rights agreement (as it may be amended from time to time, the “Registration Rights Agreement”). The following is a summary description of the material terms of the Registration Rights Agreement and is qualified in its entirety by reference to the terms of the Registration Rights Agreement, which is filed as an Exhibit hereto and is incorporated herein by reference:

           The Issuer has agreed to grant registration rights to Capital Partners, Capital Partners (100), OTQ and their transferees that join the Registration Rights Agreement (each an “Additional Holder” and together with Capital Partners, Capital Partners (100) and OTQ, the “Holders” and each a “Holder”) with respect to the securities of the Issuer held by such entities at any time now or in the future (the “Registrable Shares”).

           Demand Registration Rights

           Any Holder that owns at least 15% of the Registrable Securities may require on up to four occasions that the Issuer register the Registrable Shares held by it.

           •        The securities covered by the registration must have an aggregate price to the public of at least $1,000,000; and

           •        The Issuer is not required to effect any registration within three months after the effective date of a registration statement relating to any underwritten offering of Shares, including any such offering effected pursuant to the Registration Rights Agreement.

           Piggy-back Registration Rights

           If the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to an offering of equity securities, either for its own account or the account of other stockholders, then the Holders will have the right to include their Registrable Shares in the registration statement, subject to specific limitations set forth in the Registration Rights Agreement, as amended.

           Form S-3 Registration Rights

           Each of the Holders have the right, to require on an unlimited number of occasions, that the Issuer register their Shares on a “Form S-3” or other short-form registration statement that may be available. In addition to other limitations set forth in the Registration Rights Agreement, as amended, in such situation, the securities covered by the registration must have an aggregate price to the public of at least $500,000.

           Shelf Registration Rights

           In addition, to the demand registration rights described above, any Holder that owns at least 15% of the Registrable Securities may require on up to two occasions that the Issuer file a shelf registration for offerings on a continuous or delayed basis pursuant to Rule 415 under the Securities Act; provided that the securities covered by the registration must have an aggregate price to the public of at least $1,000,000.

Page 13 of 22 Pages

           In addition, the Registration Rights Agreement includes customary suspension, underwriter “cut back,” indemnification, expense reimbursement and contribution provisions.

Item 5. Interest in Securities of the Issuer

           According to information provided by the Issuer to the Reporting Persons, the number of Shares outstanding was 26,174,800 as of February 28, 2005.

           (a)      (i) Capital Partners may be deemed the beneficial owner of 3,627,7277 Shares (approximately 13.07%7 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). This number consists of 2,046,096 Shares held for the account of Capital Partners, 430,502 Shares that can be obtained by Capital Partners upon exercise of warrants to acquire Shares, and 1,151,129 Shares that can be obtained by Capital Partners from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners.

____________________
7	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Capital Partners would be 22,362,013 Shares (approximately 80.57% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

                      (ii) Capital Partners (100) may be deemed the beneficial owner of 484,5348 Shares (approximately 1.84%8 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 273,285 Shares held for the account of Capital Partners (100), 57,499 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).

____________________
8	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Capital Partners (100) would be 19,218,820 Shares (approximately 72.84% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

                     (iii) Advisors may be deemed the beneficial owner of 4,112,2619 Shares (approximately 14.70%9 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of A) 2,046,096 Shares held for the account of Capital Partners, 430,502 Shares that can be obtained by Capital Partners upon exercise of warrants to acquire Shares, and 1,151,129 Shares that can be obtained by Capital Partners from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners, and B) 273,285 Shares held for the account of Capital Partners (100), 57,499 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).

____________________
9	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Advisors would be 22,846,547 Shares (approximately 81.69% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

Page 14 of 22 Pages

                      (iv) OTQ may be deemed the beneficial owner of 2,245,53910 Shares (approximately 8.20%10 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 1,020,833 Shares held for the account of OTQ, 242,999 Shares that can be obtained by OTQ upon exercise of warrants to acquire Shares, and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ.

____________________
10	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by OTQ would be 20,979,825 Shares (approximately 76.57% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

                      (v) Dr. Rachesky may be deemed the beneficial owner of 6,531,90011 Shares (approximately 22.38%11 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of A) 2,046,096 Shares held for the account of Capital Partners, 430,502 Shares that can be obtained by Capital Partners upon exercise of warrants to acquire Shares, and 1,151,129 Shares that can be obtained by Capital Partners from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners, B) 273,285 Shares held for the account of Capital Partners (100), 57,499 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100), C) 1,020,833 Shares held for the account of OTQ, 242,999 Shares that can be obtained by OTQ upon exercise of warrants to acquire Shares, and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ, and D) 174,100 Shares held for the accounts of the Personal Accounts.

____________________
11	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Dr. Rachesky would be 25,266,186 Shares (approximately 86.55% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.

Page 15 of 22 Pages

           (b)      (i) Capital Partners may be deemed to have (x) the sole power to direct the disposition of 3,627,727 Shares which may be deemed to be beneficially owned by Capital Partners as described above, (y) the sole power to direct the voting of 2,728,751 Shares which may be deemed to be beneficially owned by Capital Partners as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 19,633,262 Shares which may be deemed to be beneficially owned by Capital Partners as described above.

                      (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 484,534 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, (y) the sole power to direct the voting of 364,463 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 18,854,357 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                      (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 4,112,261 Shares which may be deemed to be beneficially owned by Advisors as described above, (y) the sole power to direct the voting of 3,093,214 Shares which may be deemed to be beneficially owned by Advisors as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 19,753,333 Shares which may be deemed to be beneficially owned by Advisors as described above.

                      (iv) OTQ may be deemed to have (x) the sole power to direct the disposition of the 2,245,539 Shares which may be deemed to be beneficially owned by OTQ as described above, (y) the sole power to direct the voting of 1,478,872 Shares which may be deemed to be beneficially owned by OTQ as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 19,500,953 Shares which may be deemed to be beneficially owned by OTQ as described above.

                      (v) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 6,531,900 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 4,746,186 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 20,520,000 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c)      On January 1, 2005, Capital Partners transferred 153,214 Shares and 57,499 warrants to acquire Shares to Capital Partners (100) (the "Fund Transfer"). Except for the Fund Transfer and the transactions described in Item 3, which were effected pursuant to the Purchase Agreement, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.

Page 16 of 22 Pages

           (d)      (i) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

                      (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                      (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

                      (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.

           (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           In connection with the Purchase Agreement, Capital Partners, Capital Partners (100) and OTQ entered into the Stockholders Agreement, the Registration Rights Agreement and the Subordination Agreement and received the Notes, each as described in Item 4 above. The information set forth in Item 4 above is incorporated herein by reference.

           As described in the Earlier 13D/G Filings, each of Capital Partners and OTQ also hold warrants to purchase Shares, which are presently exercisable. Capital Partners (100) received some of these warrants in the Fund Transfer. As of the date hereof, Capital Partners holds warrants to purchase 430,502 Shares, Capital Partners (100) holds warrants to purchase 57,499 Shares and OTQ holds warrants to purchase 242,999 Shares. Certain of the Shares and warrants held for the accounts of Capital Partners and OTQ were acquired through the purchase of units of the Issuer (“Warrant Units”). Each Warrant Unit consists of one Share and two warrants to purchase Shares.

           From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Page 17 of 22 Pages

           Except as set forth herein, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.

Item 7. Material to be Filed as Exhibits

           The Exhibit Index is incorporated herein by reference.

Page 18 of 22 Pages

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 9, 2005	MHR CAPITAL PARTNERS LP

By:    MHR Advisors LLC,
          its General Partner

By:    /s/ Hal Goldstein
          Name: Hal Goldstein
          Title: Vice President

MHR CAPITAL PARTNERS (100) LP

By:    MHR Advisors LLC,
          its General Partner

By:    /s/ Hal Goldstein
          Name: Hal Goldstein
          Title: Vice President

MHR ADVISORS LLC

By:    /s/ Hal Goldstein
          Name: Hal Goldstein
          Title: Vice President

OTQ LLC

By:    /s/ Hal Goldstein
          Name: Hal Goldstein
          Title: Authorized Signatory

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky

Page 19 of 22 Pages

Annex A

Directors and officers of MHR Advisors LLC

Name/Citizenship                   Principal Occupation               Business Address
----------------                   --------------------               ----------------

Mark H. Rachesky, M.D.             Managing Member and Principal      40 West 57th Street
(United States)                                                       24th Floor
                                                                      New York, NY  10019

Hal Goldstein                      Vice President and Principal       40 West 57th Street
(United States)                                                       24th Floor
                                                                      New York, NY  10019

Directors and officers of OTQ LLC

Name/Citizenship                   Principal Occupation               Business Address
----------------                   --------------------               ----------------

Mark H. Rachesky, M.D.             Managing Member and Principal      40 West 57th Street
(United States)                                                       24th Floor
                                                                      New York, NY  10019

Page 20 of 22 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of March 9, 2005, by and among Capital Partners, Capital Partners (100), Advisors, OTQ and Dr. Rachesky.
2	Investment Unit Purchase Agreement, dated as of February 28, 2005, by and among the Issuer, NationsHealth Holdings, L.L.C., United States Pharmaceutical Group, L.L.C. and Capital Partners, OTQ, Capital Partners (100) and Capital Partners, as collateral agent (incorporated by reference to Exhibit 10.1 to Issuers Current Report on Form 8-K filed March 4, 2005).
3	7 3/4% Convertible Secured Note in favor of Capital Partners (100), dated as of February 28, 2005, issued by the Issuer, NationsHealth Holdings, L.L.C. and United States Pharmaceutical Group, L.L.C. (incorporated by reference to Exhibit 4.1 to Issuers Current Report on Form 8-K filed March 4, 2005).
4	7 3/4% Convertible Secured Note in favor of Capital Partners, dated as of February 28, 2005, issued by the Issuer, NationsHealth Holdings, L.L.C. and United States Pharmaceutical Group, L.L.C. (incorporated by reference to Exhibit 4.2 to Issuers Current Report on Form 8-K filed March 4, 2005).
5	7 3/4% Convertible Secured Note in favor of OTQ, dated as of February 28, 2005, issued by the Issuer, NationsHealth Holdings, L.L.C. and United States Pharmaceutical Group, L.L.C. (incorporated by reference to Exhibit 4.3 to Issuers Current Report on Form 8-K filed March 4, 2005).
6	Stockholders Agreement, dated as of February 28, 2005, by and among the Issuer, RGGPLS, GRH, Capital Partners, OTQ and Capital Partners (100) (incorporated by reference to Exhibit 10.5 to Issuers Current Report on Form 8-K filed March 4, 2005).
7	Registration Rights Agreement, dated as of February 28, 2005, by and among the Issuer, Capital Partners, OTQ and Capital Partners (100) (incorporated by reference to Exhibit 10.4 to Issuers Current Report on Form 8-K filed March 4, 2005).
8	Senior Subordination Agreement, dated as of February 28, 2005, by and among Capital Partners, OTQ, Capital Partners (100), CapitalSource and RGGPLS (incorporated by reference to Exhibit 10.2 to Issuers Current Report on Form 8-K filed March 4, 2005).